FILED BY EQUITABLE HOLDINGS, INC.

COMMISSION FILE NO.: 001-38469

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14a–12 UNDER THE SECURITIES EXCHANGE OF 1934, AS AMENDED

SUBJECT COMPANY: EQUITABLE HOLDINGS, INC. AND COREBRIDGE FINANCIAL, INC.

May 5, 2026

The following are excerpts of questions and answers during Equitable Holdings, Inc.’s first quarter fiscal 2026 earnings call held May 5, 2026.

Questions And Answers

Operator

(Question And Answer)

We will now begin the question-and-answer session. Please limit yourself to one question and one follow-up. (Operator Instructions) Please stand by, while we compile the Q&A roster. Your first question comes from the line of Wes Carmichael with Wells Fargo. Your line is open. Please go ahead.

Q - Wes Carmichael

Hey, good morning. Thank you. My first question was on the Retirement segment. And you had a pretty good earnings result in the quarter, and previously, I think you talked about spread compression abating in the second half of 2026, at least on a percentage basis. So, do you still think that is the case, given the mix of the book here? And maybe you could just talk a little bit about what you are seeing on the cost of funds side from a competitive dynamic.

A - Robin Raju

Sure, Wes. Thank you for your question. We were happy to see a spread stabilize here in the first quarter. If you look quarter-over-quarter, spread income, NIM, was up $11 million quarter-over-quarter. If you exclude alts, it was up even more. And excluding some of the MVA benefit, it was up about 1 basis point net. So if you look at it, it was about 100 -- 1.69 or 169 basis points. And I think that's a level you can probably expect at this point, and you can expect spread income to grow as the general account excluding embedded derivatives grow.

I mean, two primary factors that you see, yes, with the abatement of some of the higher margin imports that's runoff, that's a smaller part of the business mix, but also the discipline in the new business underwriting that we are seeing. Despite what you hear on the competition, RILA sales were up 14% year-over-year, and the pricing discipline has been maintained, and the margins have been good. So the combination of that with the runoff of the in-force should lead to stabilization of spreads going forward.

Q - Wes Carmichael

Got it. Thanks, Robin. And then maybe just a more broad question, but on the Equitable and Core bridge merger. I know you reiterated EPS guidance with materials. Just wondering if you have done a bit more work, I guess, in earnest on progress toward the merger. Have any of your expectations changed in terms of the financial impact? And maybe anywhere are you seeing more or less opportunity relative to, I guess, a little bit more than a month ago when the deal was announced?

A - Mark Pearson

Thanks, Wes, this is Mark Pearson. Yes, I think the things we'd say is the integration planning process is well under way now with the top 50 or so leaders from each of the organizations. We really are confirming through that the complementarity of the two businesses. We are stronger together in terms of our product breadth, in terms of our distribution, in terms of the scale. So that is confirming everything we've told you in terms of the synergy opportunities and the look forward.

We are also pretty excited on the revenue synergy side, but we're going to say -- telling you that until first half of 2027 when we've done the work and we can start to quantify it for you. But confirming the expense synergies now and then also starting to work on the revenue side as well.

Q - Wes Carmichael

Got it. Thank you.

Operator

Your next question comes from the line of Suneet Kamath with Jefferies. Your line is open. Please go ahead.

Q - Suneet Kamath

Great. Thanks. I just wanted to start on the buybacks with the window opening, I guess, later tonight. How should we think about the pace of buybacks here over the next month? And is there any sort of restrictions or coordination that's required with Corebridge, or are you guys just kind of operating at your own sort of speed?

A - Robin Raju

Sure. Thanks, Suneet. Yes, look, as we laid out in the presentation, we're excited to say we're back -- going to be back in the market with share buybacks. We expect to file the proxy this evening and that enables us to open up the window again until the final mailing that will happen in June. Within that time period, expect us to be active in the market. The returns on a share buyback are very attractive at this point in time. So that's one of the reasons why we wanted to back -- be back in. And both us and Corebridge will coordinate together to make sure that share buybacks maintain accretion for shareholders throughout the period.

And then as I laid out in the presentation after the shareholder vote that'll open up the next window for a share buybacks and then anything that's not completed by the closing will be completed as an ASR if needed. But shareholders should expect the same level of capital return from both companies that it would have otherwise received. And we're happy to say we're going to be at back in the market because buybacks are accretive given that both stocks look cheap right now.

Q - Suneet Kamath

Okay. That's helpful. And then I guess, on the $70 billion to $80 billion of originated liabilities that you guys are sort of talking about, is there a practical limit in terms of how much assets AB can originate in order to back those liabilities?

A - Robin Raju

No, we're fortunate -- with $70 billion to $80 billion of liabilities, we're going to have four asset managers that we're going to leverage. So obviously, AllianceBernstein are in-house, also we get to benefit from some of the capabilities that Corebridge brings to the merger. So Blackstone, BlackRock and their internal capabilities as well. $70 billion to $80 billion provides lots of assets to put to work and allows us to be disciplined on the general account and getting the best risk-adjusted returns on those assets across the board.

So I would expect everybody to benefit. Obviously, AB will benefit from the broader revenue synergies as well. That doesn't take into account the future growth. That's the $100 billion in separate account and general account assets that will move over to AB as a starting point. And then there'll be upside from there with the future growth of the $70 billion to $80 billion benefiting AB and our other asset managers as well.

Q - Suneet Kamath

Okay. Thanks.

Operator

Your next question comes from the line of Ryan Krueger with KBW. Your line is open. Please go ahead.

Q - Ryan Krueger

Hey, thanks. Good morning. In the merger call, you talked about 2% to 4% synergies from capital and taxes that were part of the 10% plus overall synergies. I wanted to, I guess, ask if, is that a true best estimate, or did you embed some conservatism there? And you could possibly, as you do more work, see some upside to the capital benefits of the merger?

A - Robin Raju

Thanks, Ryan. So some of the benefits that we spoke about the merger, I think it's just important to repeat. So it's going to be day one accretive and 10% plus going forward after everything at a run rate basis. In addition, the diversification of both businesses together means we'll have more stability in earnings and cash flows, which I think will lead to a lower cost of capital and a better profile for us going forward.

To your question on the 10% plus synergies, we referenced 6% to 8% coming from expense synergies. There we said we at least expect to at least get $500 million. There should be upside to that. And then the remainder will be from tax and capital, which I would say is our best estimate at this point in time. We'll always do more work going forward. You can see both companies, Equitable and Corebridge, very active in terms of capital management since the IPO. So you could expect that to continue going forward.

Most importantly, though, as Mark mentioned earlier, these numbers do not include the benefit of revenue synergies. I think that's what's going to differentiate this transaction on a go-forward basis is the more assets and revenues going to AllianceBernstein, leveraging Corebridge's indexed IUL and fixed annuity products with Equitable Advisors and leveraging our VUL products with their third-party distribution. If we can be successful in capturing more revenue with the two companies together, this will be a stronger franchise that deserves a higher multiple going forward.

Q - Ryan Krueger

Thank you. And then just one question on the PGAAP impacts. I mean, I understand that it's contingent on where interest rates are, and there's probably a lot of work to be done on this. But maybe just directionally, can you give any sense of, like, if the merger closed now, would this be more likely to be a positive or negative potential impact to your GAAP earnings?

A - Robin Raju

I think it's too early to say at this point in time. As we put together the PGAAP, we'll finalize that prior to close, and we'll certainly give you that guidance. I think there'll be moving parts into PGAAP, one, on the balance sheet basis. Obviously, the book value of the combined companies will be bigger, and that'll just be reflective of wherever the market cap of Equitable is at that standpoint. On the income side, there'll be moving parts between VOBA, DAC, and then fair value of some of the assets, and we'll do that work. And as we do that work, we'll disclose it as we get closer to the close of the transaction.

Q - Ryan Krueger

Okay. Thank you.

Operator

Your next question comes from the line of Tom Gallagher with Evercore ISI. Your line is open. Please go ahead.

Q - Thomas Gallagher

Good morning. One question about the quarter and then one about the merger. On the quarter, the MVA gains that you had in Retirement, Robin, can you comment on absolute dollars of earnings that, that represented this quarter? And would you expect there to be any sustainability there, which is something unusual about why they were higher?

A - Robin Raju

Sure. Thanks. Yes, we were -- again, the key point for me is that spread stabilized ex-alt and ex-MVA, so about a 1 basis point improvement. The MVA was about approximately $10 million in the quarter. We don't expect benefits on a go-forward basis. That's something we don't include in our forecast or budgeting. As you've seen, that's been positive or negative for different periods overtime. But excluding the MVA and excluding the impact of alts, spreads improved by 1 basis point quarter-over-quarter.

Q - Thomas Gallagher

Got it. So $10 million was the earnings contribution?

A - Robin Raju

Yes, approximately.

Q - Thomas Gallagher

Got it. And my question on the merger, I listened closely to what you've been saying about the revenue synergies. I haven't heard much of an emphasis on your institutional spread business, which I know is small for you. It's bigger for Corebridge. But is that an opportunity? Because when I look at you and Corebridge on a standalone basis, you're probably half of the size or maybe 30% or 40% of the size of that business compared to, like, the Mets and the Prudential [ph] of the world. So I'm just wondering, is that a business that we should expect you to really scale up?

A - Robin Raju

Sure. I think for Corebridge and Equitable, the FABN market has been attractive. It's generated good returns for us. It's obviously spread-dependent. So depending on where our spreads trade at different time periods, that allows us to go in and out. And then obviously, with the balance sheet being much bigger, it gives us more capacity to lean in in that market, given if spreads are there and pricing is there. So it's certainly an opportunity for us with the larger balance sheet going forward.

Q - Thomas Gallagher

Okay. Thanks.

Operator

Your next question comes from the line of Joel Hurwitz with Dowling & Partners. Your line is open. Please go ahead.

Q - Joel Hurwitz

Hey, good morning. Robin, first, can you just unpack what you guys saw from a mortality perspective in the quarter? It looked pretty good with the reported benefit ratio at 83.1%.

A - Robin Raju

Yes. It was good -- it was nice to have a nice quarter on mortality. This quarter, our benefit ratio is 83%. That's the lowest it's been in any quarter over the last year, which is good. Overall, we saw lower claims and less high base amount claims as well, specifically, which benefited us this quarter. And so going forward, we think with the guidance that we've given to the market captures appropriately what we'd expect to see in mortality. And we look forward to speaking more about good mortality and focusing on the growth in other businesses as well going forward.

Q - Joel Hurwitz

Got it. And then in Retirement, it looks like you're starting to utilize flow reinsurance for some of your spread business. Can you just talk about what product that's on? How much you, I guess, you plan to do and the economics for Equitable?

A - Robin Raju

Sure. Yes, we did. In the fourth quarter, we started a bit to do some flow reinsurance on our RILA product. Flow reinsurance is a tool that we think is helpful for us when making products accretive going forward. So it's an important tool in the toolkit. We could look at flow reinsurance and other products as well. And even post-merger, as you know, Corebridge does some flow reinsurance as well. So as long as it's accretive for us versus not doing it, it's something that we'll look at selectively in different products.

As you know, it's important to have a good counterparty, which we have. And also we try to make sure AB continues to manage a portion of the assets for us going forward. We also have Bermuda as a tool in our toolkit as well. We'll look at that for flow reinsurance for selected products, for our internal products, and also potentially for third-party opportunities going forward as well. So flow reinsurance is something that we'll always look at across our businesses.

Q - Joel Hurwitz

Got it. Thank you.

Operator

Your next question comes from the line of Alex Scott with Barclays. Your line is open. Please go ahead.

Q - Alex Scott

Hi. Good morning. Thanks. First one I have is on cash flow. I wanted to see if you could talk a bit about just the cash generation of the business and how that will trend through the integration process with just some higher expenses related to the integration itself and probably some sort of hockey stick dynamic. Could you help us think through the way that, that will progress over the next few years?

A - Robin Raju

Yes. It's probably a little bit too early to give you too many specifics. I'd say both companies obviously have strong cash flow generation across. On the Equitable side, we continue to feel comfortable with our $1.8 billion guidance that we provided this year and the $2 billion for 2027. We expect that to be in addition to the investments that we have in growth to help grow our new business franchises across the board.

As part of the integration, we will target $500 million plus in expense synergies and expect that'll be a 1.5x investment with a very good payback associated with it. That investment, the split between cash and non-cash and the timing of that will provide further updates as we get closer to the close of the transaction and the integration planning is more complete.

Q - Alex Scott

Got it. That's helpful. And then I guess, a related topic is just the excess capital level that you have right now, particularly at the opco level, pretty significant, and Corebridge has a pretty significant amount of excess capital as well. How will this transaction change the way you approach it all to the amount of excess capital you hold over time?

I mean, I think it's been a while now that you've sort of sat on a pretty high level and you mentioned that the stress test doesn't even take you down that close to your buffer at this point and that was a pretty extreme stress test. So, are you thinking about that differently with the transaction coming on?

A - Robin Raju

Yes. I think, again, going forward, we will have an Investor Day in 2027, where we'll give further guidance on all those metrics. But look, if you take a step back, as we mentioned, the two companies are stronger together. The balance sheets are more resilient. They're more diversified across each other. There'll be a lower cost of equity across the company. And we'll be well-positioned to maintain different cycles in the market, whether that be credit or equity because of the diversification of the businesses.

So, what does that do? That allows us to leverage excess capital for best use for shareholders. Obviously, share buybacks are a very attractive use at this time, given the valuations of both companies, but it also allows us to invest in growth. We see very good returns across in the RILA market and the other markets across both companies. So the more we can invest in growth and grow earnings going forward, which will translate into growth in cash, that'll benefit shareholders over the long-term. So we'll evaluate all those investment in growth, investment in share buybacks for uses of excess capital as two companies come together.

Q - Alex Scott

Got it. Thank you.

Operator

Your next question comes from the line of Yaron Kinar with Mizuho. Your line is open. Please go ahead.

Q - Yaron Kinar

Thank you. Good morning. Just a couple of on capital deployment. So if the windows end up being a bit narrower than expected or liked and ultimately, you have to complete the buyback through an ASR at the end of the year, is that 15%-plus EPS growth target still achievable?

A - Robin Raju

Yes, I think we're pretty comfortable. If you look where we -- this quarter, we stand at plus 25% on an EPS basis. Overall, that was with a lower share buyback in the first quarter. If you look at the windows that we have available to us, we can -- we believe we can deploy a lot of capital in the markets to buy back stock at these levels and keeping within our 60% to 70% payout ratio by year-end.

So the windows that we have are pretty broad and we think give us the availability and the timing needed to deploy our capital plan. And anything that is left, we'll complete it in an ASR. So we feel comfortable with the guidance. Remember, the guidance for this year is that we'd be above our 12% to 15% and we still expect to be above our 12% to 15% as we progress during the year.

Q - Yaron Kinar

Great. And then the second one also on capital deployment. So with the Stifel deal done, I think you've expressed interest in continuing to grow that the wealth business both organically and inorganically. I'm assuming, though, that given where the share price is today, buybacks would be a far more attractive capital deployment avenue than doing a deal in wealth?

A - Robin Raju

Well, look, I don't know -- I'd say it all is deal specific. Ultimately, we're in a fortunate position where the company can execute on its capital return program for shareholders and invest for growth. That's a position of strength that we're in right now. So obviously, we want the Stifel transaction to complete its closure. The advisors will transition to our platform later this year.

We can also look for opportunities at AllianceBernstein to grow on the asset management side as well. Obviously, where the share price is now, it needs to be accretive for shareholders, as you see this deal was as well with the merger that we announced. But ultimately, we're well-positioned because we can buy back stock at this price and deploy excess capital to fuel future growth and make us a stronger company going forward.

Q - Yaron Kinar

Thank you.

Operator

Your next question comes from the line of Wilma Burdis with Raymond James. Your line is open. Please go ahead.

Q - Wilma Burdis

Hey, good morning. Given the window for buybacks will be May 6th through sometime in June, maybe if we could just drill down a little bit. Is there any limit to the amount Equitable could buy given limitations on the percentage of daily trading volume? And if you could just help us a little bit with the math there. I was just giving it a shot myself, but didn't quite get there. So, thanks.

A - Robin Raju

Hey, Wilma. Yes, look, we obviously have some limitations on average daily trading volume that we have to keep. But we feel as though, and I think Core bridge would say the same, that the windows that we have available to us provide us the flexibility that we need to be in the market to buy back stock.

We'll have this -- again, we'll have this time period between when we file the proxy tonight versus the final proxy in June to complete a decent amount of share buybacks. And then we'll also have the ability, again, post the shareholder vote. And so, we think we can -- we feel pretty comfortable to execute within a reasonable average daily trading volume our capital plans this year. And so, we'd expect to end with ASR at our 60% to 70% payout ratio and no change in the amount of capital return to shareholders for this year.

Q - Wilma Burdis

Okay. If there's any way you can give a little bit more detail just on the restrictions there, just as a quick follow-up there. And then second question, I think the commentary that you guys have implied on the capital and tax benefits, I calculated it to around $500 million to $1.5 billion of capital that would be freed up by the deal anyway to tell if that estimate is somewhere in the ballpark. Thanks.

A - Robin Raju

Hey, Wilma, I don't know if there's any other color I can give on the share buybacks at this time. On the capital and tax benefits of the deal, as we mentioned, the EPS accretion will be 6% to 8% from the expenses. Hopefully, more than that. We'd expect it to be more given the size of synergy potential that we have between both organizations. And then we'll have capital and tax benefits as well that we're not going to give nominal amounts at this time.

But again, going forward, as we get into the Investor Day next year, I think you could expect more information on those numbers and also the revenue synergy. Don't forget that's the big part that we get excited about internally of what this brings to AllianceBernstein, what this brings to our wealth management business, and what this does for a broader product distribution across both companies, that will lead to higher multiple over time.

Q - Wilma Burdis

Absolutely. Love the distribution. Thank you.

Operator

Your next question comes from the line of Pablo Singzon with J.P. Morgan. Your line is open. Please go ahead.

Q - Pablo Singzon

Hi. Good morning. just to follow-up on the mortality. So 1Q and 4Q tend to be the highest mortality quarters for you. So given this, do you expect corporate loss to be better sequentially, or was 1Q just too favorable?

A - Robin Raju

No, look, in one quarter, we did have some favorability in mortality. As we mentioned, the benefits ratio was 83%. That's lower than it was last quarter, as you could see in the supplement, and also lower than it was over the last year.

The corporate and other guidance that we gave for the full-year was the $350 million to $400 million. We expect to be within that guidance if you look on a normalized basis this quarter. And also keep in mind going forward, the benefit of the RGA transaction really limits the volatility related to mortality for us going forward. So I think you're starting to see those benefits come through, and we'd expect that to continue.

Q - Pablo Singzon

Thanks, Robin. And then second question is, so the implementation of VM-22, do you see that having any material impact, whether from a price centered or a capital standpoint or in terms of fixed annuity block you're getting from Core bridge? Thanks.

A - Robin Raju

Yes, I'd let Corebridge answer that. On the VM-22 side, look, we've done, obviously, as you can look across both sides, have done diligence on each other, and whether that be on the asset side or the liability and potential regulation, and we feel comfortable where both companies combined are positioned ahead of any regulation or asset changes.

Q - Pablo Singzon

Thank you.

Operator

Your next question comes from the line of Tracy Benguigui with Wolfe Research. Your line is open. Please go ahead.

Q - Tracy Dolin Benguigui

Thank you. Good morning. Going back to the PGAAP changes you mentioned, some of the moving parts, but I want to touch on AB. It seems like a big thing that folks misunderstand about Equitable as your asset leverage. They're not looking at the right denominator. My personal view is statutory capital matters more. Now, with this merger coming up, I understand that your PGAAP, you could mark up AB. So my question is, how should we -- should we expect a large Goodwill asset? And I'm also curious, is doing the deal the only way to mechanically recognize AB's equity value?

A - Robin Raju

Sure. Thanks, Tracy. I think you're right. I think the way to look at it is not GAAP leverage, but obviously, stat is a bigger piece, and something that a lot of people don't look at. Now, on the GAAP side, you're right, it doesn't capture the full market value of AllianceBernstein. Outside of a transaction, like -- and with PGAAP, I don't think you can. Since we own AllianceBernstein, we can't write up the asset as it exists today.

So that is one of the benefits of the transaction. It will lead to some additional Goodwill, but there are a lot of moving parts related to the PGAAP. So it's too early to give you precise numbers on how the PGAAP works. But ultimately, both companies, if you look, as I mentioned, the statutory capital is going to be $25 billion to pro forma company, the GAAP equity is going to be above $30 billion. So we feel very well-positioned in terms of the size of both balance sheets, and especially well-positioned having AB, a wealth management franchise, and a broader retirement platform to grow sales.

Q - Tracy Dolin Benguigui

Staying with AB, I'm curious if the combined company's plans are to change the 60% stake?

A - Robin Raju

No, currently, right now, we're quite happy with our ownership of AllianceBernstein at 68%, 69%. AB is a key part of the flywheel and expected to grow. Again, the synergy potential of AB is pretty significant. Maybe I'll ask Onur to talk about the revenue synergies, that potential of AllianceBernstein, but I think that's a big part of this deal is the benefits of AllianceBernstein and getting the $100 billion of the separate account and in general account assets.

A - Onur Erzan

Yes. Thanks, Robin. I'll also let you catch your breath a bit after multiple questions. Definitely, we are very excited about the $100 billion plus that Mark and Robin mentioned. Obviously, it's going to come from both the general account and the separate account businesses, as well as funds and retirement plans. So, we have multiple opportunities to do work over the next seven, eight months before the merger closes.

We just have a very actionable, bankable bottom-up plan. And that comes on top of a record pipeline we had before the Corebridge Equitable merger. So it builds on a very sizable pipeline that already exists. So I'm very excited about that. And also, I like the fact that it's a diverse set of asset classes, ranging from public to private, fixed income, multi-asset equities. So it will allow us to scale multiple platforms at the same time.

Q - Tracy Dolin Benguigui

So, would you be -- would you want to take that stake up, if you like, the business?

A - Robin Raju

No change right now in our stake of AllianceBernstein, and I think we've been clear of that after we purchased the -- the increase last year. We went from 62% to approximately 68%, 69%. So, we have no other plans at this time. We're really focused, the combined firms are really focused on execution of this merger. We're pretty excited. We -- as Mark mentioned on the call, we established the integration office. We got our teams together. And everybody's focused on planning to execute the expense and revenue synergies and making sure we had the right people in the right seat. So, that's our focus at this time.

Q - Tracy Dolin Benguigui

Thank you.

Operator

Your next question comes from the line of Mark Hughes with Truist. Your line is open. Please go ahead.

Q - Mark Hughes

Yes. Thank you very much. In the RILA business, sales are pretty strong. I wonder if you could discuss the competitive environment and then maybe touch on the biggest impact, biggest benefit from the merger on distribution.

A - Nick Lane

Great. This is Nick. As you mentioned, overall, we had a strong quarter in sales and volume with RILAs up 14% and $1.3 billion of net flows, translating to a 6% trailing 12-month organic growth rate.

Look, we're very mindful of competitive trends. As we mentioned last quarter, we saw a new entrants in 2025 reverberate back to more rational pricing in the fourth quarter. And we don't see any material change in competitive activity this quarter. Looking forward, we continue to see strong demand for RILAs, driven by favorable demographics.

In the macro uncertainty, I'd highlight consumer sentiment is at an all-time low. So people are looking for protected equity stories, and we believe we've got a durable edge to capture it. This is both generating attractive yields through AB, our differentiated distribution with Equitable Advisors, and our third-party networks. As Robin and Mark alluded to, the merger will even expand our reach in that area. And finally, we have deep relationships in scale.

As the pie's grown, we've nearly doubled our sales over the last three years, and this was another first quarter in record sales and volume. So just impacting the benefits on distribution, better reach, deeper relationships, and as Mark mentioned, we see scale becoming equally -increasingly important to generate profitable growth and protect margins. Corebridge will give us both of this immediately. So as such, we think we're in a privileged position to capture the disproportionate share of value in the growing retirement market.

Q - Mark Hughes

Understood. Then, of the $70 billion to $80 billion in liability origination capacity, how much of that is third-party versus owned distribution?

A - Robin Raju

Yes. To the -- the way to look about it is the $70 billion to $80 billion is a combined company's post-merger. Today, for Equitable, about 35% of our sales in the Retirement business come through Equitable Advisors. So that's the way to look at it.

Q - Mark Hughes

Thank you.

Operator

We have reached the end of the Q&A session. This concludes today's call. Thank you for attending. You may now disconnect.

Cautionary Statement Regarding Forward-Looking Information

This communication includes statements, which, to the extent they are not statements of historical or present fact, constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements, and any related oral statements, can be identified by the use of terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “aims,” “projects,” “forecasts,” “intends,” “targets,” “plans,” “estimates,” “anticipates,” “goals,” “guidance,” “formidable,” “preliminary,” “objective,” “continue,” “drive,” “improve,” “superior,” “robust,” “positioned,” “resilient,” “vision,” “potential,” “immediate,” and similar expressions or the negative of those expressions or verbs. We caution you that forward-looking statements are not guarantees of future performance or outcomes. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, which may by their nature be inherently uncertain, and some of which may be outside our control. These statements include, but are not limited to, statements about the expected timing and completion of the proposed transaction between Equitable Holdings, Inc. (“Equitable”) and Corebridge Financial Inc. (“Corebridge”) (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies and projected cost savings, and plans and expectations for Equitable, Corebridge or their new parent company after the completion of the Proposed Transaction.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Key factors include, among others, the ability to complete the Proposed Transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder, stock exchange, regulatory, governmental or other approvals; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the ability to realize the anticipated benefits of the Proposed Transaction, including estimated run-rate expense synergies and projected cost savings at the times, and to the extent, anticipated, as well as expected operating earnings and cash flow generation; the occurrence of any event, change or other circumstance that could give rise to the right of either or both parties to terminate the merger agreement; the potential impact of the announcement or consummation of the Proposed Transaction on Equitable or Corebridge’s stock price and on their respective business, contractual and operational relationships (including with regulatory bodies, employees, suppliers, clients and competitors); risks related to business disruptions from the Proposed Transaction that may harm the business or current plans and operations of either or both parties, including diversion of management time from ongoing business operations; the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of either or both parties to hire and retain key personnel; the parties’ ability to raise debt on favorable terms or at all; the outcome of any legal proceedings that may be instituted against Equitable, Corebridge, their new parent company or their respective directors; restrictions on the conduct of Equitable and Corebridge’s respective businesses prior to the closing of the Proposed Transaction and on each their ability to pursue alternatives to the Proposed Transaction; the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the deterioration of economic conditions; geopolitical tensions; the potential impact of a downgrade in Equitable or Corebridge’s Insurer Financial Strength ratings or credit ratings or of the new parent company of Equitable and Corebridge following completion of the Proposed Transaction; other factors that may affect future results of Equitable and Corebridge; and management’s response to any of the aforementioned factors.

The foregoing list of factors is not exhaustive. You should carefully consider these factors and the other risks and uncertainties described in the “Risk Factors” section of the new parent company’s Registration Statement on Form S-4 discussed below and other documents filed or furnished by Equitable and Corebridge from time to time with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K for the year ended December 31, 2025. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Equitable nor Corebridge presently know or that Equitable and Corebridge currently believe are immaterial that could also cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Equitable and Corebridge’s expectations, plans or forecasts of future events and views as of the date of this communication. Equitable and Corebridge anticipate that subsequent events and developments will cause Equitable and Corebridge’s assessments to change. While Equitable and Corebridge may elect to update these forward-looking statements at some point in the future, Equitable and Corebridge specifically disclaim any obligation to do so, unless required by applicable law. Neither Equitable nor Corebridge gives any assurance that Equitable, Corebridge or their new parent company will achieve the results or other matters set forth in the forward-looking statements.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or in a transaction exempt from the registration requirements of the Securities Act.

Important Information and Where to Find It

This communication relates to the Proposed Transaction that may be the subject of a Registration Statement on Form S-4 filed by the new parent company with the SEC. The Registration Statement will include a joint proxy statement of Equitable and Corebridge that will also constitute a prospectus of the new parent company. After the Registration Statement has been declared effective, the definitive joint proxy statement/prospectus will be mailed to the stockholders of each of Equitable and Corebridge. This communication is not a substitute for the Registration Statement that the new parent company intends to file with the SEC or any other documents that may be sent to Equitable’s stockholders or Corebridge’s stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING EQUITABLE, COREBRIDGE, THEIR NEW PARENT COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Equitable or Corebridge through the website maintained by the SEC at http://www.sec.gov or from Equitable at its website, https://equitableholdings.com, or from Corebridge at its website, https://www.corebridgefinancial.com (information included on or accessible through either of Equitable or Corebridge’s website is not incorporated by reference into this communication).

Participants in the Solicitation

Equitable and Corebridge and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Equitable’s stockholders or Corebridge’s stockholders in connection with the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Equitable, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equitable’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2025, including under the headings “Executive Compensation” and “Certain Relationships and Related Person Transactions.” To the extent holdings of Equitable’s common stock by the directors and executive officers of Equitable have changed or do change from the amounts of Equitable’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC. Information about the directors and executive officers of Corebridge, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Corebridge’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2025, including under the headings “Compensation Discussion and Analysis,” “Compensation Tables” and “Security Ownership of 5% Beneficial Owners, Directors and Executive Officers.”

To the extent holdings of Corebridge’s common stock by the directors and executive officers of Corebridge have changed or do change from the amounts of Corebridge’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation of Equitable or Corebridge’s stockholders in connection with the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Equitable or Corebridge will also be available free of charge from Equitable or Corebridge using the contact information above.